Silver Screen Management, Inc.
Chelsea Piers-Pier 62
Suite 300
New York, NY 10011
(212) 336-6700

                                  Silver Screen

                                   Partners II

                              Third Quarter Report

                                      1996o

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DEAR LIMITED PARTNER:

     As you know, Silver Screen Partners II, L.P. has distributed the proceeds of the sale of the Partnership's interest in the Joint Venture. From its inception to date, the Partnership has distributed a total of $276 million, or $717 per $500 unit for investors who were part of the first closing in June 1985.

     At this time, we expect to dissolve the Partnership and have a final distribution by year-end. The 1996 Annual Report and tax information are likely to be the final mailings you will receive from the Partnership. These will be mailed to you by March 15.

     If you need any assistance in the meantime, please contact our Investor Relations Department at our new telephone number and address listed on the back of this report.

     Once again, Tom Bernstein and I wish to thank you for the privilege of serving each of you.

Sincerely,



/s/ Roland W. Betts
-------------------
Roland W. Betts
 President

BALANCE SHEETS (UNAUDITED)

                                                        Sept. 30, 1996   December 31, 1995
                                                        --------------   -----------------
ASSETS
Current assets:
Cash ................................................     $    13,762       $  818,642
Temporary investments (at cost plus accrued interest,
  which approximates market) (Note 2) ...............      10,389,025        3,493,817
                                                          -----------       ----------

Total current assets ................................      10,402,787        4,312,459
Investment in Joint Venture (Note 3) ................            --            591,842
                                                          -----------       ----------
                                                          $10,402,787       $4,904,301
                                                          ===========       ==========

LIABILITIES AND PARTNERS' EQUITY

Current liabilities:
Due to managing general partner .....................     $    12,027       $   30,896
                                                          -----------       ----------

Total current liabilities ...........................          12,027           30,896
Other liabilities ...................................            --            100,000
                                                          -----------       ----------

Total liabilities ...................................          12,027          130,896
                                                          -----------       ----------

Partners' equity:
General partners ....................................        (116,195)        (958,843)
Limited partners ....................................      10,506,955        5,732,248
                                                          -----------       ----------

Total partners' equity ..............................      10,390,760        4,773,405
                                                          -----------       ----------

                                                          $10,402,787       $4,904,301
                                                          ===========       ==========

                       See notes to financial statements.

STATEMENTS OF OPERATIONS (UNAUDITED)

                                                     Three Months       Nine Months     Three Months      Nine Months
                                                            Ended             Ended            Ended            Ended
                                                   Sept. 30, 1996    Sept. 30, 1996   Sept. 30, 1995   Sept. 30, 1995
                                                   --------------    --------------   --------------   --------------
REVENUES:
Income from Joint Venture (Note 3) .............          --           $43,186,462        $657,145        $3,450,089
Interest income ................................     $ 146,871             734,055          41,967           113,146
                                                     ---------         -----------        --------        ----------
                                                       146,871          43,920,517         699,112         3,563,235
COSTS AND EXPENSES:
General and administrative expenses ............        81,621             482,562         155,656           515,242
                                                     ---------         -----------        --------        ----------

Income before tax ..............................        65,250          43,437,955         543,456         3,047,993
Unincorporated business tax (Note 4) ...........       320,300             320,300            --                --
                                                     ---------         -----------        --------        ----------

Net (loss) income ..............................     $(255,050)        $43,117,655        $543,456        $3,047,993
                                                     =========         ===========        ========        ==========

NET (LOSS) INCOME ALLOCATED TO:
General partners ...............................     $ (38,258)        $ 6,467,648        $ 81,518        $  457,199
Limited partners ...............................      (216,792)         36,650,007         461,938         2,590,794
                                                     ---------         -----------        --------        ----------
                                                     $(255,050)        $43,117,655        $543,456        $3,047,993
                                                     =========         ===========        ========        ==========

Net (loss) income per a $500 limited partnership
 unit (based on 385,200 units outstanding) .....     $   (0.56)        $     95.15        $   1.20        $     6.73
                                                     =========         ===========        ========        ==========

                       See notes to financial statements.





STATEMENTS OF PARTNERS' EQUITY (UNAUDITED)

                                                                    Year Ended December 31, 1995
                                                            and Nine Months Ended Sept. 30, 1996
                                          ======================================================
                                          General Partners     Limited Partners         Total
                                          ----------------     ----------------         -----
Balance, January 1, 1995 ............      $ (1,513,056)      $  2,591,712       $  1,078,656
Net income, 1995 ....................           724,154          4,103,536          4,827,690
Distributions, 1995 .................          (169,941)          (963,000)        (1,132,941)
                                           ------------       ------------       ------------

Balance, December 31, 1995 ..........          (958,843)         5,732,248          4,773,405
NET INCOME, NINE MONTHS 1996 ........         6,467,648         36,650,007         43,117,655
DISTRIBUTIONS DURING NINE MONTHS 1996        (5,625,000)       (31,875,300)       (37,500,300)
                                           ------------       ------------       ------------

                                           $   (116,195)      $ 10,506,955       $ 10,390,760
                                           ============       ============       ============

                       See notes to financial statements.

STATEMENTS OF CASH FLOWS (UNAUDITED)

                                                       Nine Months Ended   Nine Months Ended
                                                          Sept. 30, 1996      Sept. 30, 1995
                                                        ----------------   ----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income ....................................            $ 43,117,655     $  3,047,993
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Increase in accrued interest receivable .....                 (60,097)          (8,173)
Net change in operating assets and liabilities:
  Decrease in other liabilities ...............                (100,000)            --
  Decrease in due to managing general partner .                 (18,869)         (46,306)
                                                           ------------     ------------

Net cash provided by operating activities .....              42,938,689        2,993,514
                                                           ------------     ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Income received from Joint Venture
  in excess of distribution ...................                    --         (1,190,201)
Decrease in investment in Joint Venture .......                 591,842             --
Purchase of temporary investments, net ........              (6,835,111)        (690,337)
                                                           ------------     ------------

Net cash used in investing activities .........              (6,243,269)      (1,880,538)
                                                           ------------     ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Distributions to partners .....................             (37,500,300)      (1,132,941)
                                                           ------------     ------------

Net cash used in financing activities .........             (37,500,300)      (1,132,941)
                                                           ------------     ------------

Net decrease in cash ..........................                (804,880)         (19,965)
Cash, beginning of year .......................                 818,642           63,669
                                                           ------------     ------------

Cash at end of nine months ....................            $     13,762     $     43,704
                                                           ============     ============

                       See notes to financial statements.

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NOTES TO FINANCIAL STATEMENTS




1.   PARTNERSHIP PROCEEDS

The Partnership Agreement provides that all Partnership income, losses and distributable cash ("Proceeds") are distributed 99% to the limited partners and 1% to the general partners until the Partnership has satisfied certain tests. Thereafter, all Proceeds will be allocated 85% to the limited partners and 15% to the general partners. These tests were satisfied in the first quarter of 1994. Therefore, all proceeds beginning with the second quarter have been allocated 85% to the limited partners and 15% to the general partners.


2.  TEMPORARY INVESTMENTS

Temporary investments represent investments in commercial paper.


3. INVESTMENT IN JOINT VENTURE

The investment in the Joint Venture was accounted for using the equity method of accounting. Under the equity method, the investment was initially recorded at cost, and was thereafter increased by additional investments, adjusted by the Partnership's share of the Joint Venture's results of operations, and reduced by distributions received from the Joint Venture. The Joint Venture's fiscal year ends September 30, while the Partnership's fiscal year ends December 31. On January 1, 1996 the investment in the Joint Venture was $591,842.

The Partnership entered into a Letter Agreement (the "Buyout Agreement") with Disney dated September 11, 1995, providing for the sale to Disney of all of the Partnership's interest in the Joint Venture. In accordance with the Buyout Agreement, the closing of the sale occurred on January 2, 1996 and the purchase price paid to the Partnership was $44,678,304 in cash after an adjustment for certain film revenues totaling $321,696 received in 1995.


4. UNINCORPORATED BUSINESS TAX

On September 30, 1996 the Partnership received an assessment from New York City regarding unincorporated business tax covering all periods from inception through December 31, 1995 of $420,300 (including interest). This liability was paid on that date. The Unincorporated Business Tax Expense reflects the excess of this payment over an amount previously established as a contingency reserve.

After distribution of cash to the partners, the Partnership expects to terminate by the end of 1996.

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